EXHIBIT 99.7

Consent of Independent Registered Chartered Accountants

We hereby consent to the use in this amendment No. 1 to the Annual Report on Form 40-F of our reports dated March 26, 2009 relating to the consolidated financial statements of Banro Corporation as at December 31, 2008 and for the years ended December 31, 2008 and 2007.

/s/ BDO Canada LLP

BDO Canada LLP

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 9, 2011